SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re Companhia de Telecommunicacoes de Macau S.A.R.L (CTM) to Launch Video Portal Service with RADVISION Interactive Video Platform dated December 5, 2006.

     2. Press release re RADVISION Signs New Distribution Agreement with Imago dated December 20, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

Companhia de Telecommunicacoes de Macau S.A.R.L (CTM) to Launch Video Portal Service with RADVISION Interactive Video Platform

Tuesday December 5, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of voice and video network infrastructure and developer of tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that Macau's leading mobile operator, Companhia de Telecomunicacoes de Macau S.A.R.L (CTM), will launch a video portal service developed by WiseSpot using RADVISION's Interactive Video Platform. The video portal service allows subscribers to access a wide range of video content and interactive services from their 3G mobile phones.

"Interactive visual communications services are an important element of CTM's 3G mobile service strategy," said Vandy Poon, Deputy CEO of CTM. "The video portal solution provided by WiseSpot and RADVISION allows us the flexibility to add additional services as the market develops."

"The video portal application demonstrates the power of RADVISION's cutting-edge communication technology," said Franky Lai, Chairman of WiseSpot (Hong Kong) Ltd. "We have worked successfully with RADVISION technology for years. The project with CTM is further proof that the Interactive Video Platform is the ideal choice for developing and deploying multiple interactive video services."

"When the Interactive Video Platform's flexible API and advanced video support are combined with professional application development and implementation, the full power of RADVISION's technology is realized. We are proud to be instrumental in creating exciting visual communications services for people on the go," said Mr. Eitan Livne, General Manager of RADVISION in Asia Pacific. "RADVISION believes that the future of 3G is in providing innovative personalized and revenue-generating visual services. We are confident that more and more exciting interactive video applications will be made available for 3G subscribers."

Based on RADVISION's video expertise and market proven scalable and interoperable products and solutions, the Interactive Video Platform hides the complexity of video from application developers, with no need for them to deal with signaling protocols, media types, or interoperability. The Interactive Video platform is the ideal solution for exciting revenue-generating visual communication services such as mobile videoconferencing, mobile video communities, chat rooms, surveillance applications, video blog services, mobile dating services, video enabled contact centers, bi-directional visual communication services and video portals.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Companhia de Telecomunicacoes de Macau S.A.R.L (CTM)

Macau's only full telecom service provider, CTM is a world-class communications company that continues to play a major role in the ongoing development of Macau's infrastructure. With a solid financial base and an enviable track record for technical achievement, CTM offers both first class products and services and outstanding career opportunities for the best and brightest in Macau.

CTM is a joint venture between Cable and Wireless PLC (51%), Portugal Telecom International (28%), CITIC Pacific (20%) and the Macau SAR Government (1%).

About WiseSpot (Hong Kong) Limited

WiseSpot, a leading provider of advanced telecommunication value-added solutions and finished multimedia content in Greater China, was established in 2002 by a team of professionals that consolidate over 50 years of experience with the industry. Headquartered in Hong Kong, WiseSpot has successfully established long-term partnerships with major operators in Greater China and completed over a dozen significant installations, including Hong Kong's first fixed-SMS based infotainment system & the first standalone commercial GSM music ringback tone platform, as well as the world's first self-enabled multi-party mobile video conference solution. For further information, please visit www.wisespotgroup.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
Corporate:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investors:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION Signs New Distribution Agreement with Imago

Wednesday December 20, 7:00 am ET

RADVISION's Video Network Infrastructure, Desktop and 3G Products Complement Imago's Impressive Portfolio of Videoconferencing Products from Leading Vendors

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION(R) (NASDAQ: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, announced today that it has entered into a marketing and distribution agreement with Imago Group PLC, Europe's largest distributor of videoconferencing products. The agreement, which closed in September 2006, is expected to boost sales in several key markets, most notably the UK and France.

"We are excited about our alliance with RADVISION," said James Vickerage, Head of Marketing for Imago. "Endpoint-agnostic video network infrastructure strengthens our portfolio significantly, along with the addition of innovative 3G capabilities and a scalable desktop conferencing platform like Click to Meet(R). These will open many opportunities for qualified Imago resellers. We are witnessing strong growth in demand for video-based communications from resellers that do not specifically specialize in videoconferencing. RADVISION's interoperable platforms for scalable desktop and mobile deployment will deliver real added value to their offerings."

Under the agreement, Imago will market, distribute and support RADVISION's full line of products, including the SCOPIA v.5 platform, SCOPIA 3G Gateway and the award winning Click to Meet desktop collaboration suite, to qualified resellers. Imago Group PLC has offices throughout the UK and France.

"In addition to offering highly practical and competitive bridging solutions, RADVISION's videoconferencing endpoint-independent infrastructure will help us penetrate new market segments," added Nicolas Jouan, Managing Director of Imago France.

"Imago is an important player in the videoconferencing space, with broad reach in key markets," said Bob Rickwood, General Manager of RADVISION's operations in Europe, Middle East and Africa. "Adding our solutions to Imago's rich portfolio of equipment from leading manufacturers, including several of our partners, will give RADVISION a much stronger presence in the UK, France and Germany as well as in China, where Imago is also active. We look forward to working together to deliver more powerful unified communications solutions to customers in the enterprise, government and education markets."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Imago Group PLC

Imago Group PLC is Europe's largest distributor of video conferencing products, and the leader in the fast-expanding field of video communications. Imago works closely with major manufacturers including Sony, NEC, BenQ, Viewcast and RADVISION to develop and expand the market for their products, through innovative marketing approaches and professional sales techniques. The company has offices in London, Manchester, Maidenhead, Scotland and Paris, as well as its headquarters in Thatcham, Berkshire For more information, visit www.imagogroupplc.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, Chief Financial Officer, +1 201-689-6340 cfo@radvision.com
Or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
Or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By /s/Arnold Taragin
                                   -----------------
                                   Arnold Taragin
                                   Corporate Vice President and General Counsel



Date:  December 29, 2006